UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PENFORD CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

707051108

(CUSIP Number)

Jonathan D. Wasserman

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 707051108	SCHEDULE 13D	Page 2 of 6

(1)	Name of reporting persons. Zell Credit Opportunities Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 11,361,418 shares of Common Stock outstanding as of April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus 1,000,000 shares of Common Stock issuable to ZCOF on April 13, 2012 based upon the notice of conversion of the Series B Preferred Stock given on such date.

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(1)	Name of reporting persons. Chai Trust Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of reporting person (see instructions) OO – limited liability company

(1)	Based on 11,361,418 shares of Common Stock outstanding as of April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus 1,000,000 shares of Common Stock issuable to ZCOF on April 13, 2012 based upon the notice of conversion of the Series B Preferred Stock given on such date.

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ITEM 1. Security of the Issuer.

This is Amendment No.1 to Schedule 13D which relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”). The Issuer’s principal executive office is located at 7094 South Revere Parkway, Centennial, Colorado 80112-3932.

ITEM 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“ZCOF”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). ZCOF and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

ZCOF is a limited partnership and has no officers. Chai is the general partner and the investment manager of ZCOF.

The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company

Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker

JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician

Matthew Zell	Senior Managing Director of Chai Trust. Mr Zell is a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”)

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is Vice President - Taxes of EGI

Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI

Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI

The business address of Philip Tinkler, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Jon Wasserman, James Bunegar and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

CUSIP No. 707051108	SCHEDULE 13D	Page 5 of 6

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by appending the following thereto:

Effective April 13, 2012, ZCOF, converted all 100,000 shares of Series B Preferred Stock held by it into 1,000,000 shares of Common Stock of the Issuer in accordance with its terms. ZCOF surrendered all 100,000 shares of Series B Preferred Stock held by it and no additional consideration was paid upon such conversion.

On April 9, 2012, the Issuer gave notice to ZCOF of its intent to redeem, on or before May 11, 2012, a total of 41,250 shares of Series A 15.0% Cumulative Non-Voting Non-Convertible Preferred Stock out of 100,000 shares held by ZCOF for the original issue price of $400 per share plus accrued and unpaid dividends to, but excluding, the redemption date.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) To the knowledge of the Reporting Persons, there were 12,361,418 shares of Common Stock outstanding on April 13, 2012, based on (i) 11,361,418 shares of Common Stock outstanding on April 4, 2012 as reported in the Issuer’s Form 10-Q for the period ended February 29, 2012, plus (ii) 1,000,000 shares of Common Stock issuable to ZCOF on April 13, 2012 based upon the notice of conversion of 100,000 shares of Series B Preferred Stock given to the Issuer on such date. The 1,000,000 shares of Common Stock beneficially owned by ZCOF as of April 13, 2012, as to which Chai Trust shares voting and dispositive power, represent approximately 8.1% of the outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 of the Securities and Exchange Commission. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by ZCOF.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by appending the following thereto:

On April 7, 2010, ZCOF entered into a Standstill Agreement with the Issuer which provided that until the second anniversary of the closing of the concurrent investment transaction, ZCOF shall not, without the approval of a majority of the directors of the Issuer who are not affiliated with ZCOF, and subject to certain exceptions, (i) acquire voting securities of the Issuer, (ii) nominate any directors other than the director entitled to be elected by the holders of the Series A Preferred Stock, (iii) solicit proxies with respect to any voting securities of the Issuer, or (iv) transfer any Series B Preferred Stock or Series A Preferred Stock. These restrictions under the Standstill Agreement expired on April 7, 2012.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 13, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: CHAI TRUST COMPANY, LLC

Its: General Partner

By:	/s/ Philip G. Tinkler
Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).